# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Y-mAbs Therapeutics, Inc., CIK 0001722964
CUSIP: 984241109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 202 CARNEGIE CENTER, SUITE 301, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-002308
Filed by CIK 0001727492

## Reporting persons
- Caligan Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David Johnson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Y-mAbs Therapeutics, Inc.
Address of issuer's principal executive offices: 202 Carnegie Center, Suite 301 Princeton, NJ 08540

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the "Caligan Fund") and a managed account (the "Caligan Account"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Y-mAbs Therapeutics, Inc., a Delaware corporation, that were held by the Caligan Fund and Caligan Account; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson"), with respect to the shares of Common Stock that were held by the Caligan Fund and Caligan Account.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 780 Third Avenue, 30th Floor, New York, NY 10017.
Citizenship: Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (11/14/2025)
- David Johnson: /s/ David Johnson, David Johnson, Individually (11/14/2025)